Via Edgar

January 11, 2022

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Registration Statement on Form S-1, Amendment No. 1
Filed January 11, 2022
File No. 333-261564

Acceleration Request

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gaucho Group Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1, Amendment No. 1 (File No. 333-261564) (the “Registration Statement”) be declared effective as soon as practicable on January 13, 2022. The Company hereby authorizes Victoria Bantz, Burns Figa & Will PC, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Victoria Bantz of Burns Figa & Will PC at 720-493-8078 or via email at vbantz@bfwlaw.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Victoria Bantz via email or facsimile at 303-796-2777.

Sincerely,

Gaucho Group Holdings, Inc.

By:	/s/Scott L. Mathis
Scott L. Mathis, President & CEO

gaucho group holdings, INC. (nasdaq:vino)

112 NE 41st Street, SUITE 106, Miami, FL 33137

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.gauchobuenosaires.com